                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration Statement No.
                                                                       033-70994
PROSPECTUS
                         TEXAS BIOTECHNOLOGY CORPORATION

                                3,995,394 SHARES
                                  COMMON STOCK

         This Prospectus relates to an Offering (the "Offering") of 3,995,394 shares (the "Shares") of common stock, par value $.005 per share (the "Common Stock"), of Texas Biotechnology Corporation ("TBC" or "Company"). The Shares are issuable to holders of outstanding warrants to purchase shares of the Common Stock. The Shares are issuable upon exercise of outstanding, publicly traded redeemable warrants (the "Warrants") issued as part of a unit sold (the "Units") in conjunction with the Company's initial public offering in 1993 (the "IPO"). The Warrants are currently exercisable at $8.44 per share and expire September 30, 1999. The Warrants are redeemable for $.05 per Warrant, at the option of the Company, upon 30 days prior written notice at any time after the last sale price of the Common Stock has been at least 140% of the exercise price for 30 consecutive business days ending within 15 days of the date of the notice of redemption. All of the Warrants must be redeemed if any are redeemed.

         The shares of Common Stock and Warrants are traded on the AMEX under the symbol "TXB" and "TXB.WS," respectively. On April 21, 1999, the last reported sale prices of the Common Stock and Warrants were $4.375 per share and $0.50 per Warrant.

         SEE "RISK FACTORS" ON PAGES 4-12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                                        PRICE TO         UNDERWRITING DISCOUNTS       PROCEEDS TO
                                                       PUBLIC(1)            AND COMMISSIONS            COMPANY(2)
-----------------------------------------------------------------------------------------------------------------------
Per Warrant.....................................         $ 8.44                    --                    $ 8.44
-----------------------------------------------------------------------------------------------------------------------
Total...........................................      $33,721,125                  --                 $33,721,125
=======================================================================================================================

(1) Subject to adjustment in certain circumstances as set forth in the Warrant Agreement, as amended, relating to the Warrants (the"Warrant Agreement").

(2) The Company may engage broker-dealers to solicit exercises of the Warrants. See "Plan of Distribution".



                 The date of this Prospectus is April 23, 1999.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at the 500 West Madison Street, Suite 1400, Chicago, Illinois 60661- 2511 and Seven World Trade Center, Suite 1300, New York, 10048. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Such materials also can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006, on which the Common Stock and Warrants are listed. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. TBC maintains an Internet site at http://www.tbc.com that contains information regarding the Company's business.

         The Company has filed with the Commission a Registration Statement on Form S-3 (including any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are hereby incorporated by reference in this
Prospectus:

(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(2) A description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A effective December 15, 1993 (Commission File No. 1-12574), as amended by the Company's proxy materials dated April 22, 1994 and April 4, 1996 relating to its 1994 and 1996 annual shareholders' meetings, respectively.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering covered hereby will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modified or superseded such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge and on oral or written request, to each person to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. In addition, a copy of the Company's most recent annual report to stockholders will be promptly furnished, without charge and on oral or written request, to such persons. All such requests should be directed to Texas Biotechnology Corporation, 7000 Fannin, Suite 1920, Houston, Texas 77030, Attention: Stephen
L. Mueller, vice president, finance and administration, secretary and treasurer (telephone (713) 796-8822).

                                   THE COMPANY

         Texas Biotechnology Corporation ("TBC" or the "Company") is a biopharmaceutical company engaged in discovering, developing and commercializing synthetic small-molecule drugs primarily for cardiovascular indications. TBC's research philosophy is based upon combining its expertise in vascular biology with its advanced computational chemistry capabilities to identify and develop small-molecule compounds. The Company's research and development programs are currently focused on inhibitors (also referred to as antagonists or blockers) of thrombosis, vasospasm/hypertension, vascular inflammation, vascular proliferative disease, angiogenesis and apoptosis. The Company filed and amended a new drug application ("NDA") with the United States ("U.S.") Food and Drug Administration (the "FDA") for its lead product candidate, NOVASTAN(R) (argatroban) for use as an anticoagulant in patients with heparin-induced thrombocytopenia ("HIT") syndrome. The Company has completed the first of its planned Phase II clinical trials for TBC 11251 (TBC's lead compound for vasospasm/hypertension) in congestive heart failure ("CHF") and for TBC 1269 (TBC's lead compound for vascular inflammation) in allergic asthma. TBC has licensed the U.S. and Canadian rights to NOVASTAN(R) from Mitsubishi Chemical Corporation ("Mitsubishi"). The Company has entered into a collaboration with SmithKline Beecham plc ("SmithKline") regarding the commercialization and development of NOVASTAN(R) and has entered into collaborations with Synthelabo S.A., the pharmaceutical division of L'Oreal S.A. ("Synthelabo"), and LG Chemical, Ltd. ("LG Chemical") regarding other TBC compounds.

         On November 12, 1998, the Company announced an extension of the exercise period of the Warrants from December 14, 1998, to September 30, 1999, for those Warrant holders electing such extension. Holders of Warrants to purchase 3,995,394 shares of Common Stock made such election.

         The Company's principal executive offices are located at 7000 Fannin Street, Suite 1920, Houston, Texas 77030, and its telephone number is (713) 796-8822. References to TBC or the Company include its subsidiary, ImmunoPharmaceutics, Inc., unless otherwise indicated.

                                  RISK FACTORS

         In evaluating the Company and its business, prospective investors should carefully consider all of the information set forth in this Prospectus and the documents incorporated herein by reference and should give particular attention to the following risk factors.

NO ASSURANCE OF REGULATORY APPROVAL; NEED FOR EXTENSIVE CLINICAL TRIALS

         The production and marketing of the Company's products, as well as its ongoing research and development activities, are subject to regulation by governmental agencies in the United States ("U.S.") and other countries. Any drug developed by the Company will be subject to rigorous preclinical and clinical testing and approval pursuant to regulations administered by the FDA, comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. This approval process is likely to take several years and will involve significant expenditures.

         For example, the original NDA for NOVASTAN(R) was filed in August 1997 and was granted priority review status. The FDA extended the priority review period by 90 days during January 1998. On May 11, 1998, the Company announced that it had received a non-approvable letter from the FDA for NOVASTAN(R). Based on consultation with representatives from the FDA, TBC focused on the collection and analysis of a new, more comparable historical control group as the basis for demonstrating NOVASTAN(R)'s safety and efficacy. The Company amended its NDA with the FDA for NOVASTAN(R) (argatroban) as an anticoagulant for use in patients with HIT syndrome on March 19, 1999. While the Company believes the amendment includes consistent, positive results and supports the use of NOVASTAN(R) in its proposed indication, the Company cannot predict the timing or outcome of the FDA decision. The failure to receive timely NDA approval from the FDA will have a material adverse effect on the commercialization of NOVASTAN(R) for HIT syndrome, as well as potentially adversely impacting commercialization of other clinical indications and the Company's liquidity.

         The cost to the Company of conducting human clinical trials for any potential product can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the extent of development and financial support, if any, from corporate partners. Because of the intense competition in the cardiovascular market, the Company may have difficulty obtaining sufficient patient populations or clinician support to conduct the necessary clinical trials as planned and may have to expend substantial additional funds to obtain access to such resources, or delay or modify its plans significantly. There is no assurance that the Company will have sufficient resources to complete the required regulatory review process or that the Company could survive the inability to obtain, or further delays in obtaining, such approvals. There can be no assurance that clinical testing of the Company's products will provide evidence of safety and efficacy in humans, that regulatory approvals will be granted for any of the Company's products or that it will be economically feasible to commercialize any products for which regulatory approvals are granted. Approvals that may be granted will be subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's future use or withdrawal of the product from the market. Substantial changes in regulatory and reimbursement policy may affect the Company's research and development expenditures and regulatory approval of the Company's product candidates.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

         The Company will rely on strategic relationships with corporate partners to provide the financing, marketing and technical support and, in certain cases, the technology necessary to develop and commercialize certain of its product candidates. TBC has entered into an agreement with Mitsubishi to license Mitsubishi's rights and technology relating to NOVASTAN(R) (the "Mitsubishi Agreement") in the U.S. and Canada for specified indications. Either party may terminate the Mitsubishi Agreement on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or is insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner pursuant to the above described termination provisions, the Mitsubishi Agreement expires on the later of termination of patent rights in a particular country or 20 years after the first commercial sale of products in a particular country. Under the Mitsubishi Agreement, TBC has access to an improved formulation patent granted in 1993 which expires in 2010 and a use patent which expires in 2009.

         In August 1997, the Company and SmithKline entered into a collaboration regarding the commercialization and development of NOVASTAN(R) (the "SmithKline Agreement"). Under the SmithKline Agreement the Company granted an exclusive sublicense to SmithKline relating to the continued development and commercialization of NOVASTAN(R). The SmithKline Agreement provides for the payment of royalties and certain milestone payments upon the completion of various regulatory filings and receipt of regulatory approvals. TBC will retain the rights to any NOVASTAN(R) indications which SmithKline determines it does not wish to pursue, subject to the requirement that TBC may not grant marketing rights to any third parties and must use its own sales force to commercialize any such indications. At this time, SmithKline has no plans to conduct development work for the acute myocardial infarction ("AMI") and stroke indications. Further milestone payments for the AMI indication are subject to SmithKline's agreement to market NOVASTAN(R) for such indication. TBC is evaluating the feasibility of development of NOVASTAN(R) for stroke and possibly AMI. The SmithKline Agreement generally terminates on a country by country basis upon the earlier of the termination of TBC's rights under the Mitsubishi Agreement, the expiration of applicable patent rights or, in the case of certain royalty payments, the commencement of substantial third-party competition. SmithKline also has the right to terminate the agreement on a country by country basis by giving TBC at least three months written notice based on a reasonable determination by SmithKline that the commercial profile of the indication in question would not justify continued development or marketing in that country. In addition, either party may terminate the SmithKline Agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or is insolvent.

         In October 1994, the Company signed a collaborative agreement with Synthelabo S.A., the pharmaceutical division of Synthelabo to develop and market compounds for vascular proliferative disease derived from the Company's research programs. Synthelabo has the right to terminate the agreement any time on or after October 15, 1997 for any reason and either party has the right to terminate the contract for breach of any material obligation. If Synthelabo exercises this termination right, the license granted to Synthelabo will terminate and TBC will pay Synthelabo a royalty on net sales of any products sold in a certain territory (Europe, Middle East, Africa and countries of the former Soviet Union) for a period of time. In addition, Synthelabo may, at its option, require that the technology be transferred to and the development program be conducted by a joint venture owned by TBC and Synthelabo should TBC's "net worth", as defined in the agreement, be less than $5.0 million as of the end of any calendar quarter during the term of the agreement.

         In October 1996, the Company signed a strategic alliance agreement with LG Chemical to develop and market compounds derived from the Company's endothelin receptor and selectin antagonist programs for certain disease indications in certain territories. LG Chemical has committed to make research payments and has the right to terminate future research payments if TBC fails to meet certain milestones to be established by the parties in accordance with the agreement.

         The Company's success will depend on these and any future strategic alliances. There can be no assurance that the Company will satisfy the conditions required to obtain additional milestone payments under the existing agreements or to prevent these agreements from being terminated, some of which conditions will not be within the control of the Company. There can be no assurance that the Company will be able to enter into future strategic alliances on acceptable terms. The termination of any existing strategic alliances or the inability to establish additional collaborative arrangements may limit the Company's ability to develop its technology and may have a material adverse effect on the Company's business or financial condition.

DEVELOPMENT AND TECHNOLOGICAL UNCERTAINTY

         The Company has not produced or marketed any material products and, accordingly, has not begun to generate revenues from the commercialization of its product candidates. To date, the Company's resources have been dedicated to the research and development of small-molecule drugs for certain vascular and other indications. The Company has developed lead compounds in its vasospasm/hypertension, vascular inflammation and vascular proliferative disease programs. The commercial applications of the Company's product candidates will require further investment, research, development, preclinical and clinical testing and regulatory approvals, both foreign and domestic. There can be no assurance that the Company will be able to develop, produce at reasonable cost, or market successfully, any of its product candidates. Further, these product candidates may prove to have undesirable and unintended side effects and, in some cases, may require complex delivery systems that may prevent or limit their commercial use. All of the Company's products will require regulatory approval before they may be commercialized. Products, if any, resulting from the Company's research and development programs are not expected to be commercially available for a number of years, and there can be no assurance that any successfully developed products will generate substantial revenues or that the Company will ever be profitable.

NEED FOR ADDITIONAL FUNDS; HISTORY OF OPERATING LOSSES

         Because the Company has been unprofitable to date and expects to incur losses for the next several years as the Company invests in product research and development, preclinical and clinical testing and regulatory compliance, the Company will require substantial additional funds to complete the research and development of its product candidates, to establish commercial scale manufacturing facilities and to market its products. The Company has accumulated approximately $84.6 million in net losses through December 31, 1998. The Company anticipates that operating expenses may increase during 1999 and subsequent years. The Company began to incur costs to develop NOVASTAN(R) during the third quarter of 1993. These costs will continue during 1999 due to expenses associated with the amendment of the new drug application with the FDA for NOVASTAN(R) and costs associated with additional clinical and regulatory work being completed for NOVASTAN(R). The Company also began incurring clinical trial costs in 1997 for the compounds TBC11251 and TBC1269 and is continuing its clinical trials for these compounds during 1999. In 1999, the Company expects to begin to incur costs for clinical trials related to additional compounds. These costs include, among other things, hiring personnel to direct and carry out all operations related to the clinical trials, hospital and procedural costs, services of a contract research organization and purchasing and formulating large quantities of the compound to be used in such trials. In addition, the Company anticipates that the administrative costs associated with this effort will be significant. The amounts and timing of expenditures will depend on the progress of the Company's ongoing research, clinical development and commercialization efforts.

         The Company anticipates that its existing capital resources, research payments from LG Chemical and its other revenue sources should be sufficient to fund its cash requirements through the second quarter of the year 2000. This date is contingent upon various factors, including the rates of patient enrollment and spending associated with the development and commercialization of NOVASTAN(R), the level of research, development and clinical trial expenditures for TBC11251, TBC1269 and other compounds, results of clinical trials, the costs and timing of regulatory approvals (including NOVASTAN(R)), the success of sales and marketing efforts for NOVASTAN(R), if approved by the FDA, the exercise of the Company's publicly traded warrants, if any, which expire on September 30, 1999 and are presently not "in the money", and the timing and terms of future corporate collaterations, if any, entered into by the Company. If the Company does not receive timely FDA approval for NOVASTAN(R), or such approval is significantly delayed or if NOVASTAN(R) cannot be successfully marketed after FDA approval, the Company will need to re-examine the use of its existing capital resources. No assurances can be given that the Company will be able to continue its research and development programs at currently anticipated levels.

         The Company anticipates that it may need to raise substantial funds for future operations through collaborative arrangements, public or private issuance of debt and equity, or other arrangements. These financings could result in the issuance of equity securities which dilute the existing holders of the Company's Common Stock. The Company expects that as additional product candidates enter clinical trials, the Company may incur increased expenditures for laboratory space, scientific and administrative personnel, and services of contract research organizations. There can be no assurance that the Company will be able to obtain such additional financings or establish corporate collaborations on acceptable terms or in time to fund its research and development programs. It is likely that the Company's ability to raise additional funds will be adversely affected by unfavorable results of its clinical trials and the failure to obtain regulatory approvals for its product candidates, including NOVASTAN(R). In the event such financing is not obtained, the Company's drug discovery or development programs may be delayed, scaled back or eliminated. The Company may also be required in this event to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that it would not otherwise relinquish.

TECHNOLOGICAL CHANGE AND COMPETITION

         The biopharmaceutical industry is undergoing rapid and significant technological change and is highly competitive. The Company's success will depend on its ability to develop and apply its technology and on its ability to establish and maintain a market for its products. Potential competitors in the U.S. and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions, many of which have substantially greater financial, technical, manufacturing and marketing capabilities than the Company. Competitors may develop products or other novel technologies that are more effective than any that have been or are being developed by the Company or may obtain FDA approval for products more rapidly than the Company. There can be no assurance that technological development by others will not render the Company uncompetitive or that the Company will be successful in establishing or maintaining its technological competitiveness.

DEPENDENCE ON QUALIFIED PERSONNEL

         The Company's success is highly dependent on its ability to attract and retain qualified scientific and management personnel. The loss of the services of the principal members of the Company's management and scientific staff may impede the Company's ability to commercialize its products. In order to commercialize its products, the Company must maintain and expand its personnel, particularly in the areas of clinical trial management, manufacturing, sales and marketing. The Company faces intense competition for such personnel from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Managing the integration of new personnel and company growth in general could pose significant risks to the Company's development and progress.

         The continued employment of David B. McWilliams, president and chief executive officer and Richard A. F. Dixon, Ph.D., vice president of research is key to the Company's success. Each of these employees has an employment agreement with the Company. Mr. McWilliams' and Dr. Dixon's agreements are effective through July 15, 1999 and provide for continuing one-year extensions.

         The Company relies on consultants and advisors, including its scientific advisors, to assist the Company in formulating its research and development strategy. All of the Company's consultants and advisors are employed by employers other than the Company and may have commitments to or consulting or advisory contracts with other entities that may affect their ability to contribute to the Company.

DEPENDENCE ON SUPPLIER

         At present, Mitsubishi is the only manufacturer of NOVASTAN(R). In connection with the SmithKline Agreement, Mitsubishi entered into a Supply Agreement ("Mitsubishi Supply Agreement") with SmithKline, whereby Mitsubishi will manufacture and supply NOVASTAN(R) in bulk in order to meet SmithKline's and TBC's needs under the SmithKline Agreement. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the Mitsubishi Supply Agreement provides for the nonexclusive transfer of the production technology to SmithKline. However, in the event Mitsubishi terminates manufacturing NOVASTAN(R) or defaults in its supply commitment, there can be no assurance that SmithKline will be able to commence manufacturing of NOVASTAN(R) in a timely manner or that alternate sources of bulk NOVASTAN(R) will be available at reasonable cost, or at all. If SmithKline cannot commence manufacturing of NOVASTAN(R) or alternate sources of supply are unavailable or uneconomic, the Company's results of operations would be materially and adversely affected.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY INFORMATION

         The Company actively seeks patent protection for its proprietary technology, both in the U.S. and abroad. The Company's success will depend, in part, on its ability to obtain patents and to operate without infringing on the proprietary rights of others. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. There can be no assurance that the Company's pending patent applications or patent applications in preparation presently or in the future, if and when issued, will be valid and enforceable and withstand litigation. There can be no assurance that others will not independently develop substantially equivalent or superseding proprietary technology or that an equivalent product will not be marketed in competition with the Company's products, thereby substantially reducing the value of the Company's proprietary rights. There is a substantial backlog of pharmaceutical and biotechnology patent applications at the U.S. Patent and Trademark Office ("PTO"). Because patent applications in the U.S. are maintained in secrecy until patents issue, and because publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, there can be no assurance that the Company will obtain patent protection for its inventions. In addition, patent protection, even if obtained, is affected by the limited period of time for which a patent is effective. Furthermore, patent positions of pharmaceutical and biotechnology companies, as well as those of academic and research institutions, are highly uncertain and involve complex legal and factual questions. This is an uncertain and developing area of the law that is potentially subject to significant change. Therefore, the scope or enforceability of claims allowed in the patents on which the Company will rely cannot be predicted with any certainty.

         The Company also relies on trade secrets, know-how and continuing technological advancement to maintain its competitive position. Although the Company has entered into confidentiality agreements with its employees and consultants, which contain assignment of invention provisions, no assurance can be given that others will not gain access to these trade secrets, that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

         In addition to protecting its proprietary technology and trade secrets, the Company may be required to obtain licenses to patents or other proprietary rights from third parties. No assurance can be given that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If the Company does not obtain required licenses, it could encounter delays in product introductions while it attempts to design around blocking patents, or it could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

         The Company could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, in a suit with another party. The PTO could institute interference proceedings involving the Company in connection with one or more of the Company's patents or patent applications, and such proceedings could result in an adverse decision as to priority of invention. TBC has one interference proceeding pending which involves compounds not currently of commercial interest to TBC. The PTO or a comparable agency of a foreign jurisdiction could also institute re-examination or opposition proceedings against the Company in connection with one or more of the Company's patents or patent applications and such proceedings could result in an adverse decision as to the validity or scope of the patents.

POSSIBLE VOLATILITY OF STOCK PRICE; TRADING MARKET FOR COMMON STOCK

         The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In particular, the market price of the Company's securities, like that of the securities of other biopharmaceutical companies, may be highly volatile. Factors such as announcements by the Company or its competitors concerning technological innovations, new commercial products or procedures by the Company or its competitors, proposed governmental regulations and developments in both the U.S. and foreign countries, disputes relating to patents or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, public concern as to the safety of biotechnology products, and economic and other external factors, as well as period-to-period fluctuations and financial results, may have a significant effect on the market price of the Company's securities.

         From time to time, there has been limited trading volume with respect to the Common Stock. In addition, there can be no assurance that there will continue to be a trading market or that any analysts will continue to provide research coverage with respect to the Common Stock. Accordingly, with respect to the Common Stock being offered hereby, no assurances can be made that such factors will not affect the market for the Common Stock.

NO MANUFACTURING, MARKETING OR SALES ACTIVITIES

         The Company has no manufacturing, marketing or product sales experience. If the Company develops any commercially marketable products, there can be no assurance that contract manufacturing services will be available in sufficient capacity to supply the Company's product needs on a timely basis. If the Company decides to build or acquire commercial scale manufacturing capabilities, the Company will require additional management and technical personnel and additional capital. No assurance can be given that the raw materials necessary for the manufacture of the Company's products will be available in sufficient quantities or at a reasonable cost. Complications or delays in obtaining raw materials or in product manufacturing could delay the submission of products for regulatory approval and the initiation of new development programs, each of which could materially impair the Company's competitive position and potential profitability. There can be no assurance that the Company will be able to enter into any other supply arrangements on acceptable terms, if at all. If at some point in the future, the Company decides to perform its own sales and marketing activities, the Company will require additional management, will need to hire sales and marketing personnel and will require additional capital. No assurance can be given that qualified personnel will be available in adequate numbers or at a reasonable cost and there can be no assurance that the Company's sales staff will achieve success in its marketing efforts.

PRODUCT LIABILITY EXPOSURE

         Product liability risk is inherent in the testing, manufacture, marketing and sale of the Company's products, and there can be no assurance that the Company will be able to avoid significant product liability exposure. Product liability insurance for the pharmaceutical industry, when available, is expensive. The Company has obtained $2.0 million of product liability insurance to cover its clinical trial programs. Pursuant to the Mitsubishi Agreement and the SmithKline Agreement, the Company is obligated to acquire additional coverage as the Company develops products. Existing coverage will not be adequate as the Company further develops products and there can be no assurance that adequate insurance coverage will be available at a reasonable cost in the future. A future product liability claim may have a material adverse effect on the business or financial condition of the Company.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND RELATED MATTERS; NEED FOR
REIMBURSEMENT

         The future revenues and profitability of, and availability of capital for biotechnology companies may be affected by the continuing efforts of governmental and third-party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing and profitability of prescription pharmaceuticals is subject to government control. There have been, and there may continue to be, a number of federal and state proposals to implement similar government control in the U.S. It is uncertain what form any health care reform legislation may take or what actions the federal, state and private payers may take in response to the suggested reforms. The Company cannot predict when any reforms will be implemented, if ever, or the effect of any implemented reform on the Company's business. There can be no assurance that any implemented reform will not have a material adverse effect on the Company's future results of operations. The Company's long-term ability to market its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from public and private health insurers and other organizations. Third-party payers are increasingly challenging the prices of medical products and services. The reimbursement status of newly-approved health care products is highly uncertain, and there can be no assurance that third-party coverage will be available or that available third-party coverage will enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

         As of March 31, 1999, substantially all of the Company's shares of Common Stock were eligible for immediate sale in the public market. Moreover, the resale of approximately 2.5 million outstanding shares are covered by currently effective Form S-3 registration statements. The Company granted registration rights to SmithKline for the 176,992 shares of Common Stock issued pursuant to the SmithKline Agreement. The Company also granted registration rights to Genentech, Inc. ("Genentech"), a former licensor of NOVASTAN(R) for the 214,286 shares of Common Stock issued after acceptance of the NOVASTAN(R) NDA filing.

         As part of the Company's initial public offering of securities in 1993 (the "Initial Public Offering"), warrants covering approximately 4.1 million shares (with an exercise price of $8.44 per share) were issued. Warrants covering 3,995,394 shares remain outstanding and the shares issuable upon exercise are registered for sale under this Registration Statement. Furthermore, the resale of an aggregate of 135,081 shares issuable upon exercise of other warrants (with exercise prices from $4.40 to $4.58 per share) are registered on currently effective Form S-3 registration statements. Other warrants exercisable for 336,077 shares (with an exercise price of $3.66) are not currently registered for resale, but have piggyback registration rights. Approximately 3.5 million shares of Common Stock are issuable upon exercise of outstanding employee stock options, will become eligible for sale in the public markets at prescribed times in the future, and are registered under Form S-8 registration statements. As of March 31, 1999, such options were exercisable to purchase approximately 2.5 million shares of Common Stock. TBC has agreed to issue to Genentech an additional 71,429 shares of Common Stock within ten days after the FDA's first approval of an NDA for NOVASTAN(R). The Company has also granted Genentech a warrant to purchase an additional 142,858 shares of Common Stock at an exercise price of $14.00 per share, subject to adjustment. The Company has granted Genentech registration rights for all of these 214,286 shares issuable to Genentech. In total, as of March 31, 1999 the Company has reserved approximately 8.2 million shares of Common Stock for issuance pursuant to outstanding options, warrants, other contingent agreements. Approximately 7.6 million of these shares of reserved Common Stock are registered for sale or resale on currently effective registration statements, and substantially all of the remaining shares of reserved Common Stock are entitled to registration rights under the Securities Act. The issuance of a significant number of shares of Common Stock upon the exercise of stock options and warrants, or the sales of a substantial number of shares of Common Stock pursuant to Rule 144 or otherwise, could adversely affect the market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

         The Company's Certificate of Incorporation and the Delaware General Corporation Law (the "DGCL") contain certain provisions that may delay or prevent an attempt by a third-party to acquire control of the Company. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control of the Company.

DILUTION AND ABSENCE OF DIVIDENDS

         The exercise price of the Warrants is higher than the net tangible book value per share of the Common Stock. Warrant holders exercising at $8.44 per share of Common Stock will incur immediate and substantial dilution in the amount of $6.68 per share. Future equity financings may cause further dilution to investors. The Company has never paid dividends on its Common Stock and will not pay dividends in the foreseeable future.

LEGAL PROCEEDINGS

         The Company and certain of its officers and directors are parties to certain litigation arising out of the Company's IPO. The Company is unable to evaluate its potential outcome at this time. The Company disputes these claims and intends to contest them vigorously. There can be no assurance, however, that the final disposition of this case will be favorable to the Company.

POSSIBLE REDEMPTION OF WARRANTS

         The Warrants are subject to redemption at any time by the Company at $.05 per warrant, on 30 days prior written notice if the closing sale price of the Common Stock exceeds 140% of the current exercise price (presently $8.44) for 30 consecutive business days ending within 15 days of the date of the notice of redemption. If the Warrants are redeemed, warrantholders will lose their right to exercise the Warrants except during such 30-day redemption period. Redemption of the Warrants could force the holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at the then market price or accept the redemption price of $.05 per warrant.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         This Prospectus includes "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in and incorporated by reference into this Prospectus are "forward looking statements." Such forward looking statements include, without limitation, statements under "Risk Factors -- Need for Additional Funds; History of Operating Losses" regarding TBC's estimate of sufficiency of existing capital resources and ability to raise additional capital to fund cash requirements for future operations, and "Risk Factors - No Assurance of Regulatory Approval; Need for Extensive Clinical Trials" regarding the uncertainties involved in the drug development process and the timing of regulatory approvals required to market these drugs. Although TBC believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations reflected in such forward looking statements will prove to have been correct. The ability to achieve TBC's expectations is contingent upon a number of factors which include, without limitation, (i) ongoing cost of research and development activities, (ii) cost of clinical development of product candidates, (iii) attainment of research and clinical goals of product candidates, (iv) timely approval of TBC's product candidates by appropriate governmental and regulatory agencies, (v) effect of any current or future competitive products, (vi) ability to manufacture and market products commercially, (vii) retention of key personnel and (viii) capital market conditions.

YEAR 2000 ISSUE

         The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer equipment, software and other devices with imbedded technology that are time- sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, temporary inability to process data, and may materially impact the Company's financial condition.

         The Company has undertaken various initiatives intended to ensure that it is prepared for the Y2K issue and is in the process of assessing its state of readiness. If necessary, the Company will develop specific remediation plans for any of its non-compliant equipment, computer systems and software. The Company has initiated formal communications with material third parties to determine the extent to which the Company may be vulnerable to those third parties' failure to remediate their Y2K problems. The Company has received communication from Mitsubishi which states that it has undertaken to become Y2K compliant. Any Y2K issues which would result in significant interruptions of delivery schedules could have a material effect on the Company's operations. However, the Company is presently not aware of any Y2K issues that have been encountered by any third party, which could materially affect the Company's operations.

         The Company has developed a contingency plan to address potential Y2K issues. This contingency plan addresses problems that the Company may encounter after January 1, 2000, including but not limited to computer hardware and software and research equipment. The contingency plan will be continually refined as additional information becomes available. However, it is unlikely that any contingency plan can fully address all events that may arise.

         The Company currently estimates that the costs associated with the Y2K issue will not be material, and as such will not have a significant impact on the Company's financial position or operating results. However, the failure to discover or correct a material Y2K problem could result in an interruption in the Company's normal business activities or operations. Such failure could materially and adversely affect the Company's results of operations, liquidity and financial condition.


                                 USE OF PROCEEDS

         Assuming all of the Warrants are exercised, the net proceeds to the Company from this Offering are estimated to be approximately $33.7 million after deduction of estimated offering expenses. The Company anticipates that approximately $25 million of the net proceeds will be used for the clinical development of product candidates, including NOVASTAN(R), and for the continued research and development of biopharmaceuticals for the treatment of cardiovascular and other diseases. The remaining net proceeds are expected to be used to fund general and administrative expenditures and capital expenditures for laboratory and office expansion, laboratory equipment and scientific instrumentation.

         The preceding represents estimates only, and actual allocation of the net proceeds for such purposes and timing of the expenditures will be dependent on various factors, including the progress of the Company's research and development programs, the results of preclinical and clinical trials, the timing of regulatory approvals, competitive developments, payments, if any, under any collaborative arrangements entered into by the Company and the availability of additional financing. Such expenditures are likely to be substantial and to exceed the net proceeds of this Offering. The Company may also use a portion of the net proceeds to acquire, by license, purchase or other arrangement, businesses, technologies, or products that complement the Company's business, although the Company does not have any agreement or understanding, nor is it presently engaged in any discussions or negotiations, with respect to any acquisition, and there can be no assurance that any acquisition will be made. The Company's board of directors has broad discretion in determining how the proceeds of this Offering will be applied.

         Pending ultimate application, the net proceeds from this Offering will be invested with other funds of the Company in cash equivalents and short-term investments, including U.S. government securities and high-grade corporate investments, commercial paper and bankers acceptances, at the discretion of the Company.

         If some or all of the Warrants expire unexercised, the Company may need to seek additional funding through collaborative agreements and/or through public or private financing. See "Risk Factors--Need for Additional Funds; History of Operating Losses."

                                    DILUTION

         The net tangible book value of the Company at December 31, 1998, was approximately $33.2 million or $0.97 per share of Common Stock. "Net tangible book value" per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. Assuming all the Warrants are exercised and the estimated net proceeds therefrom are applied as described in "Use of Proceeds," the pro forma net tangible book value of the Company at December 31, 1998, would have been approximately $66.9 million or $1.76 per share. This represents an immediate increase in net tangible book value of $.79 per share to existing stockholders and an immediate dilution in net tangible book value of $6.68 per share to purchasers of Common Stock upon exercise of the Warrants. The following table illustrates this per share dilution:


Warrant exercise price ....................................................     $8.44
   Net tangible book value prior to exercise of the Warrants ..............      0.97
   Increase per share attributable to exercise of the Warrants ............      0.79
                                                                                -----
Pro forma net tangible book value after exercise of the Warrants ..........      1.76
                                                                                -----
Dilution in net tangible book value to Warrant holders upon exercise ......     $6.68
                                                                                =====


                              PLAN OF DISTRIBUTION

         The Shares issuable upon exercise of the Warrants may be distributed if, and when, such Warrants are exercised by the holders thereof. The Company may solicit the exercise of the Warrants at any time by reducing the exercise price of the Warrants. The Company also has the right to redeem the Warrants on the terms described in this Prospectus. As of the date of this Prospectus, the Company does not have the right to call the Warrants because the Common Stock has not traded at or above the required price.

         The Company may engage one or more broker-dealers to solicit the exercise of Warrants in compliance with the provisions of Regulation M promulgated under the Exchange Act. The Company may pay any such broker-dealer a fee based on the exercise price of Warrants solicited for exercise which are exercised. Pursuant to the terms of the Warrant Agreement, the Company has no obligation to pay the Underwriter any compensation related to the exercise of the Warrants.


                                  LEGAL MATTERS

         The legality of the securities offered hereby will be passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas.

                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The statements in this Prospectus under the caption "Risk Factors -- Uncertainty Regarding Patents and Proprietary Information" and other references herein to intellectual property matters have been reviewed and approved by Rockey, Milnamow and Katz, Ltd., Chicago, Illinois, patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

================================================================================
         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                         TEXAS BIOTECHNOLOGY CORPORATION



                                3,995,394 Shares
                                       of
                                  Common Stock


                              ---------------------

                               P R O S P E C T U S

                              ---------------------


                                April 23, 1999


                              --------------------


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information........................................................2
Incorporation of Certain Documents
     by Reference............................................................2
The Company..................................................................3
Risk Factors.................................................................4
Use of Proceeds.............................................................12
Dilution....................................................................13
Plan of Distribution........................................................13
Legal Matters...............................................................13
Experts.....................................................................13

                              --------------------


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